

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 29, 2017

Fun-Ming Lo
Chief Executive Officer
Imperial Garden & Resort, Inc.
106 Zhouzi Street, 4th Floor, 4E
Neihu District, Taipei, Taiwan (Republic of China) 11493

> **Re:** **Imperial Garden & Resort, Inc.**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed December 15, 2017**
> **File No. 333-216694**

Dear Mr. Lo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal Shareholders and Selling Shareholders, page 81

1. We note your statement that "On June 13, 2017, prior to the Company's stock split, Mr. Fun-Ming Lo transferred to Mr. Ta-Chih Kuo and Ms. Shih-Han Liao part of Mr. Lo's ordinary shares of the Company in the respective amounts of approximately 20,094 and 2,271 shares in recognition of the transferees' loyalty and assistance to Mr. Lo." Please tell us what consideration was given to SAB topic 5T in accounting for the distributions.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Jay Kaplowitz, Esq.
        Sichenzia Ross Ference Kesner LLP